One Financial Center Boston, MA 02111 617 542 6000 mintz.com

June 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Jason L. Drory, Division of Corporation Finance, Office of Life Sciences

Re:	Molecular Templates, Inc.
Registration Statement on Form S-3
Filed June 4, 2020
File No. 333-238937

Ladies and Gentlemen:

We are submitting this letter on behalf of Molecular Templates, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 15, 2020 from the Division of Corporation Finance, Office of Life Sciences, to Adam Cutler, Chief Financial Officer of the Company, relating to the above-referenced Registration Statement. In conjunction with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with the Commission.

For convenient reference, we have reproduced below the Staff’s comment and the Company’s response is below it. This response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. As indicated below, the Company has responded to the Staff’s comment by making changes to the disclosure in the Amended Registration Statement and future periodic filings.

Registration Statement on Form S-3

General

Comment 1: We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please describe this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is

BOSTON	LONDON	LOS ANGELES	NEW YORK	SAN DIEGO	SAN FRANCISCO	WASHINGTON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ June 16, 2020 Page 2

uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response 1: In response to the Staff’s comment, the Company has amended the Risk Factors section of the Amended Registration Statement on page 6. In addition to those risk factors incorporated by reference, the Risk Factors section in the Amended Registration Statement now physically includes the risk factor below. It is a revised version of the Company’s existing risk factor on this topic from its periodic reports. As revised, we believe it addresses the Staff’s comment. Starting with its next Form 10-Q, the Company will also prospectively include this revised disclosure in the risk factor sections of its future quarterly and annual reports.

“Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for specified disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our amended and restated bylaws provide, to the fullest extent permitted by law, that the Court of Chancery of the State of Delaware will be the exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws; or (4) any action asserting a claim against us that is governed by the internal affairs doctrine. This exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act. It could apply, however, to a suit that falls within one or more of the categories enumerated in the exclusive forum provision and asserts claims under the Securities Act, inasmuch as Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rule and regulations thereunder. There is uncertainty as to whether a court would enforce such provision with respect to claims under the Securities Act, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.”

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We hope that the above responses and the related revisions reflected in the Amended Registration Statement will be acceptable to the Staff. Please do not hesitate to contact me at (617) 348-1735 or MJGardella@mintz.com with any comments or questions regarding the Amended Registration Statement and this letter. We thank you for your time and attention.

Sincerely,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:	Molecular Templates, Inc.
Adam Cutler, Chief Financial Officer
Megan Filoon, Corporate Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William C. Hicks